Mail Stop 4561

April 26, 2007

<u>VIA U.S. MAIL</u>

Amee Han Lombardi
President, Secretary/Treasurer and Director
Han Logistics, Inc.
5925 Starcrest Avenue
Reno, Nevada 89523

Re: Han Logistics, Inc.
        File No. 000-52273
        Form 10-KSB for Fiscal Year Ended
        December 31, 2006

Dear Mrs. Lombardi:

        We have reviewed your filing and have the following comments. In our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you restated your financial statements for the year ended December
        31, 2005. Tell us whether you filed an item 4.02 Form 8-K as a result of your
        restatement.

Financial Statements

Note 6 – Related Party Transactions

2.   Please explain to us how you considered the guidance in EITF 98-5 in determining whether a beneficial conversion feature was required to be recorded as a result of the $13,787 in new loans issued during 2006.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Amee Han Lombardi
Han Logistics, Inc.
April 26, 2007
Page 3

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief